

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Craig Shesky
Chief Financial Officer
TMC the metals Co Inc.
595 Howe Street, 10th Floor
Vancouver, British Columbia
V6C 2T5

> **Re: TMC the metals Co Inc.**
> **Post-Effective Amendment No.1 to**
> **Registration Statement on Form S-1**
> **Filed April 14, 2022**
> **File No. 333-260126**

Dear Mr. Shesky:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No.1 to Form S-1 filed April 14, 2022

Legal Proceedings, page 73

1. We note disclosure on page 7 and in a risk factor on page 21 entitled "*We are involved in litigation that may adversely affect us, and may not be successful in our litigation related to non-performing Private Investment in Public Equity ("PIPE") investors*" in which you disclose that you expected to receive approximately $330 million of proceeds in the private placement that closed on September 9, 2021 in connection with the Closing (the "PIPE Financing") but only received $110.3 million due to two investors that failed to fulfill their funding obligations under their subscription agreements with you. You further disclose that you have initiated litigation against the two non-performing investors in

order to enforce the funding obligations. Please revise to provide information responsive to Item 103 of Regulation S-K about these legal proceedings, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceedings and the relief sought. As applicable, please also consider providing updated disclosures regarding these proceedings.

Management's Discussion and Analysis Financial Condition and Results of Operations
Overview, page 101

2.   We note that you had increased operating costs in 2021 compared to what you projected in the "Certain DeepGreen Projected Financial Information" disclosed in your Form S-4 (333-255118), and that such projections include capital expenditures in 2022 and 2023 of $142 and $297 million, respectively, each greater than your cash and cash equivalents at December 31, 2021. Further, we note that in your "Technical Report Summary---Initial Assessment of NORI Property" filed as Exhibit 96.1 to your Form S-4, this report discloses that NORI expects to spend $237 million on pre-project activities between 2021 and the date of the investment decision, which is expected June 30, 2023. However, you disclose on page 109 that you believe that your cash on hand at December 31, 2021 of $84.9 million will be sufficient to meet your working capital and capital expenditure requirements into the third quarter of 2023. Please disclose the basis for your belief that you have sufficient cash to meet your capital requirements into the third quarter of 2023, and, discuss any changes to your operating plans, including if you continue to anticipate conducting enough pre-project activities to make the decision to mine on the NORI Contract Area on or around June 30, 2023. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

3.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital. Please also update your risk factors section accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Cohan